UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 001-39684

 CI Financial Corp.

(Translation of registrant’s name into English)

2 Queen Street East

Twentieth Floor

Toronto, Ontario, Canada M5C 3G7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☐       Form 40-F       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 to this Form 6-K of CI Financial Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-251032) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated January 13, 2021.
99.2	Underwriting Agreement, dated January 13, 2021, between CI Financial Corp. and BofA Securities, Inc., as Representative of the several Underwriters named in Schedule II thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)

Date:	January 14, 2021	By:	/s/ Edward Kelterborn
Name: Edward Kelterborn
Title: Chief Legal Officer

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